Exhibit 22.1
Guarantor Subsidiaries of Westinghouse Air Brake Technologies Corporation
As of June 30, 2020
The following subsidiaries of Westinghouse Air Brake Technologies Corporation (the "Company") were guarantors of the Company's Senior Notes, Senior Credit Facility, 364 Day Facility and 2025 Notes as of June 30, 2020:
Name of Guarantor Subsidiary        Jurisdiction of Formation

GE Transportation, a Wabtec Company	Delaware
RFPC Holding Corp.	Delaware
Schaefer Equipment, Inc.	Ohio
Standard Car Truck Company	Delaware
Transportation IP Holdings, LLC	Delaware
Transportation Systems Services Operations Inc.	Nevada
Wabtec Holding Corp.	Delaware
Wabtec Railway Electronics Holdings, LLC	Delaware
Wabtec Transportation Systems, LLC	Delaware
Workhorse Rail, LLC	Pennsylvania